FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A. Taxpayer no. CNPJ 01.838.723/0001-27 A Publicly-held Company	Marfrig Alimentos S.A. Taxpayer no. CNPJ 03.853.896/0001-40 A Publicly-held Company

NOTICE OF MATERIAL FACT

1.            The management of BRF – Brasil Foods S.A. (“BRF” – Bovespa: BRFS3; NYSE: BRFS) and the management of Marfrig Alimentos S.A. (“Marfrig” – Bovespa: MRFG3; ADR 1: MRTTY) hereby announce, pursuant to the provisions of CVM (Brazilian Securities Commission) Instruction No. 358/02, and Paragraph 4 of Article 157 of the Brazilian Corporations Act (Law No. 6.404/76), and in addition to the Notices of Material Fact released by BRF and Marfrig on December 8, 2011 and March 20, 2012, that on June 11, 2012 took place the closing of the exchange transaction, according to the provisions of the Asset Exchange Contract and Other Covenants ("Exchange Agreement") entered into on March 20, 2012, between BRF, Sadia S.A. ("Sadia" and, together with BRF, "BRF Parties") and Sadia Alimentos S.A. ("Sadia Alimentos") on one side and Marfrig on the other side.

FULFILLMENT OF CONDITION PRECEDENT

2. On May 23, 2012, the Administrative Council for Economic Defense ("CADE") manifested that the transaction described in the Exchange Agreement complies with the terms and conditions set forth in the Performance Commitment Agreement ("TCD"), described in the Notice of Material Fact released by BRF on July 13, 2011. Hence, the condition precedent to which the Exchange Agreement was subject to was fulfilled.

ACTS PERFORMED ON THE CLOSING DATE

3.  On June 11, 2012, according to the terms and conditions set forth in the Exchange Agreement, the following acts were performed, among others:

(a) the acquisition by Marfrig of the entire stock of shares of Athena Alimentos S.A., company to which had been transferred the following assets owned by BRF and its affiliated companies, referred to in the TCD: (a1) trademarks and intellectual property rights related to such trademarks; (a2) all assets and rights (including real property, facilities and equipment) related to specified plants, (a3) all assets and rights associated with eight (8) distribution centers;

(b) the transfer to BRF of the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. ("Quickfood"), a company based in Argentina; and

(c) the execution, among others, of the following documents: Private Agreement for Settlement of the Price in Cash and Other Covenants (“Settlement Agreement”), which purpose is to set the rules for the obligation on the part of Marfrig to pay BRF the amount of R$ 350,000,000.00 (three hundred and fifty million reais), guaranteed by secured financiary sale of real property.

4. The equity interest held directly or indirectly by Sadia, equivalent to 64.57% (sixty-four point five seven percent) of capital stock of Excelsior Alimentos S.A., will be transferred to Marfrig on July 2, 2012.

ADDITIONAL INFORMATION

5. The management of both BRF and Marfrig will keep the market informed of developments pertaining to the present matter.

São Paulo, June 13, 2012.

Leopoldo Viriato Saboya

BRF – Brasil Foods S.A.

Chief Financial, Administrative and Investor Relations Officer

Ricardo Florence dos Santos

Marfrig Alimentos S.A.
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director